EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2011

(In thousands)

Earnings
Net income	$60,928
Equity earnings	(8,544)
Income distribution from equity investees	6,728
Federal and state income taxes	35,992
Amortization of capitalized interest	521
Interest capitalized	(92)
Fixed charges	21,500
Total Earnings as Defined	$117,033

Fixed Charges
Interest expense on long-term debt and other	$19,480
Interest on rentals*	1,078
AFUDC - borrowed funds	168
Capitalized interest	92
Amortization of debt issuance costs	682
Total Fixed Charges	$21,500

Ratio of Earnings to Fixed Charges	5.44X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.